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ATI TECHNOLOGIES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of ATI Common Shares ("ATI Common Shareholders") of ATI Technologies Inc. ("ATI" or the "Corporation") will be held commencing at 9:00 a.m. (Toronto time) on Friday, October 13, 2006 at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, M5C 1E9 for the following purposes:

1.
to consider, pursuant to an interim order of the Ontario Superior Court of Justice dated September 13, 2006 (the "Interim Order") and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act involving the Corporation, 1252986 Alberta ULC (the "Purchaser"), an indirect wholly-owned subsidiary of Advanced Micro Devices, Inc. ("AMD"), and AMD involving, among other things, the acquisition by the Purchaser of all of the outstanding common shares of ATI (the "ATI Common Shares") in exchange for cash and shares of common stock of AMD (the "AMD Common Stock"), all as more particularly described in the accompanying management information circular of the Corporation (the "Circular"); and

2.
to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

        The Board of Directors of the Corporation has fixed the close of business on September 1, 2006 as the record date for determining the ATI Common Shareholders who are entitled to receive notice of and vote at the Meeting.

        The Arrangement is described in the Circular and the full text of the Arrangement Resolution is set out in Appendix A to the Circular. The Circular, a form of proxy and a letter of transmittal and election form accompany this Notice of Meeting.

        ATI Common Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy and deliver it by hand, mail or fax in accordance with the instructions set out in the form of proxy and in the Circular. If you require any assistance in completing your proxy, please contact Georgeson toll free within North America at 1-866-464-3959 or outside North America collect at 416-642-7091.

        Pursuant to the Interim Order, registered holders of ATI Common Shares have a right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their ATI Common Shares. This right is described in the Circular. The dissent procedures require that a registered holder of ATI Common Shares who wishes to dissent must send to ATI (i) at 33 Commerce Valley Drive East, Markham, Ontario L3T 7X6 (Attention: Corporate Secretary) or (ii) by facsimile transmission to 1-905-709-6950 (Attention: Corporate Secretary) to be received not later than 5:00 p.m. (Toronto time) on October 12, 2006 (or 5:00 p.m. (Toronto time) on the day that is one business day immediately preceding any adjourned or postponed Meeting), a written notice of objection to the Arrangement Resolution and must otherwise strictly comply with the dissent procedures described in the Circular. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent. See the section entitled "Dissenting Shareholders' Rights" in the Circular and Appendix H to the Circular. Beneficial owners of ATI Common Shares registered in the name of a broker, trustee, financial institution or other nominee who wish to dissent should be aware that only registered owners of ATI Common Shares are entitled to dissent.

Dated at Markham, Ontario on September 13, 2006.

By Order of the Board of Directors,

Dean J. Blain Corporate Secretary

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS